Exhibit 12.1

ENSTAR GROUP LIMITED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

		Years Ended December 31,
	Three Months Ended March 31, 2018	2017	2016	2015	2014	2013
	(dollars in thousands)
Fixed Charges:
Interest expense	$8,011	$28,102	$20,642	$19,403	$12,922	$12,389
Assumed interest component of rent expense(1)	800	3,422	3,230	3,696	3,397	1,851
Total fixed charges	$8,811	$31,524	$23,872	$23,099	$16,319	$14,240

Earnings:
Pre-tax earnings from continuing operations before noncontrolling interest and income from equity investees	$(40,256)	$314,411	$327,324	$225,022	$227,298	$253,160
Add fixed charges	8,811	31,524	23,872	23,099	16,319	14,240
Less noncontrolling interest pre-tax earnings of subsidiaries that have not incurred fixed charges	(1,306)	(20,590)	(42,112)	9,918	(17,640)	(20,503)
Total earnings	$(32,752)	$325,345	$309,084	$258,039	$225,977	$246,897

Ratio of earnings to fixed charges(2)	(3)	10.3x	13.0x	11.2x	13.9x	17.3x
Ratio of earnings to fixed charges and preferred dividends(4)	(3)	10.3x	13.0x	11.2x	13.9x	17.3x

(1)33.3% represents a reasonable approximation of the interest component of rent expense.

(2)Data from certain prior years has been reclassified to reflect the results of Pavonia Holdings (US) Inc. as discontinued operations. See “Note 5. Divestitures, Held-for-Sale Business and Discontinuing Operations” in the notes to our consolidated financial statements included within Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2017.

(3)Ratio coverage less than 1:1 is not presented. For the three months ended March 31, 2018, additional earnings of $41.6 million would have been required to achieve a ratio of 1:1.

(4)There were no dividends paid on outstanding preference shares during the periods shown.